TSX Exchange
"VIR"
ViRexx Medical Corp.                         For Immediate
Release

   VIREXX ANNOUNCES POSTIVE INTERIM RESULTS FOR OCCLUSINTM 50
                            INJECTION

EDMONTON, ALBERTA - November 16, 2005 -ViRexx Medical Corp. (TSX:
VIR) a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced interim results from its Phase I clinical trail that is evaluating the Company's proprietary OcclusinTM 50 Injection embolotherapy to treat liver cancer as part of a transcatheter arterial chemoembolization (TACE) procedure. Treatment and monitoring of five of a targeted twelve liver cancer patients has been completed. The interim results demonstrated stable disease for each of the five patients. There have been no product related severe adverse events.

"Our early expectations for the Phase I trial have been confirmed by these positive interim results. Demonstrating not only safety but stable disease in this initial population is an important milestone for our OcclusinTM therapy platform," commented Dr. Lorne Tyrrell, Chief Executive Officer of ViRexx. "The development progress of the OcclusinTM 50 Injection further demonstrates our ability to advance a broad pipeline of therapies which also includes OvaRexr MAb, our late-stage Phase III product for the treatment of ovarian cancer."

Data from the OcclusinTM Injection liver cancer trial showed that four of the five patients demonstrated a decrease in tumor volume ranging from 8% to 27%.

The study is being conducted under the direction of Dr. Morris Sherman at the Toronto General Hospital, University Health Network. The trial is designed to examine the safety of the product when used as an embolizing agent as part of TACE procedure in combination with doxorubicin and lipiodol.

The OcclusinTM 50 Injection product targets malignant tumors, such as liver cancer. The American Cancer Society reports that there are approximately 18,000 new cases of primary liver cancer diagnosed each year in the U.S. The five year U.S. survival rate for patients with all stages of liver cancer is 6%.

ViRexx is also developing a medical device for the treatment of benign tumors, such as uterine fibroids, as part of the OcclusinTM technology platform. The regulatory pathway to approval of a medical device can be significantly shorter than that of a new drug application. Uterine fibroids impact over 40% of women over the age of 35 and have debilitating effects requiring therapy in over two million women in the U.S. every year.

About OcclusinTM 50 Injection
The OcclusinTM 50 Injection product consists of albumin particles coated with von Willebrand factor. The particles are injected into the blood vessels of a target tumor and become lodged in the tumor vasculature thereby impeding the blood flow. Simultaneously, the von Willebrand factor acts to capture platelets circulating in the blood, which leads to rapid clot formation in the blood vessels feeding the tumor. The clot reduces the blood supply to the tumor, thus decreasing the supply of oxygen and nutrients, thereby causing tumor starvation. ViRexx was recently granted U.S. Patent 6,960,352 for methods of use related to solid phase agents, such as OcclusinTM 50 Injection, for producing site specific clot formation.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx's most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid tumors.

ViRexx's lead product, OvaRexr MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx's licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

   THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
                        CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Tracy Smith          Ross Marshall        Kim Golodetz
Manager, Finance and Investor Relations   Investor Relations
Investor Relations   The  Equicom  Group  Lippert/Heilshorn &
ViRexx Medical Corp. Inc.                 Associates Inc.
Tel: (780) 989-6701  Tel: (800) 385 5451  Tel: (212) 838 -3777
Fax: (780) 436-0068  ext. 238             Fax: (212) 838 -4568
tsmith@virexx.com    Fax: (416) 815-0080  kgolodetz@lhai.com
                     rmarshall@equicomgr
                     oup.com